SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

QUIKSILVER, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.01 per share
(Title of Class of Securities)

74838C106
(CUSIP Number of Class of Securities — Underlying Common Stock)

Charles S. Exon
Chief Administrative Officer, General Counsel and Secretary
Quiksilver, Inc.
15202 Graham Street
Huntington Beach, California 92649
(714) 889-2200
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Paul A. Rowe, Esq.
O’Neil LLP
19900 MacArthur Boulevard, Suite 1050
Irvine, California 92612
(949) 798-0500
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$10,387,805	$741
*	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 4,105,852 shares of the issuer’s common stock and have an aggregate value of $10,387,805 as of April 16, 2010, calculated based on a Black-Scholes option pricing model.
**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable

Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 13d-1(d) (Cross-Border Third Party Tender Offer)

i

ITEM 1.	SUMMARY TERM SHEET.
The information set forth under Summary Term Sheet—Questions and Answers in the Offer to Exchange Certain Stock Options for New Stock Options, dated April 19, 2010 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.
(a)	Name and Address.

Quiksilver, Inc., a Delaware corporation (the “Company” or “Quiksilver”), is the issuer of the securities subject to the Offer to Exchange. The Company’s principal executive offices are located at 15202 Graham Street, Huntington Beach, California 92649, and the telephone number at that address is (714) 889-2200.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain employees and consultants, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.01 per share. A stock option will be eligible for exchange and referred to herein as an “Eligible Stock Option” if it has an exercise price per share greater than $7.71 and was granted prior to October 19, 2008 under the Company’s Amended and Restated 2000 Stock Incentive Plan (the “2000 Plan”). Employees and consultants surrendering Eligible Stock Options will receive in exchange new stock options (the “New Stock Options”) to be granted under the 2000 Plan.

The Company is making the offer to all U.S. and international employees and consultants who hold Eligible Stock Options and, as of the date the offer commences, are employed by or providing services to the Company or one of its subsidiaries (excluding the Company’s executive officers, members of the board of directors and certain otherwise eligible employees and consultants located outside the United States if the Compensation Committee of the Board of Directors (the “Compensation Committee”) determines that extending the offer in a particular jurisdiction would have tax, regulatory or other implications that are inconsistent with the Company’s compensation policies and practices. These individuals are collectively referred to as the “Eligible Optionees.” To remain eligible to surrender Eligible Stock Options for exchange, and receive New Stock Options, the Eligible Optionees must be employed by or providing services to the Company or one of its subsidiaries on the date the exchange offer commences and remain employed or continue providing services through the expiration of the offer. The Eligible Optionees also must be eligible to participate in the 2000 Plan.

As of April 19, 2010, there were outstanding Eligible Stock Options to purchase an aggregate of 4,105,852 shares of the Company’s common stock held by Eligible Optionees, and there were additional outstanding options to purchase an aggregate of 11,727,756 shares of the Company’s common stock. The actual number of shares of common stock subject to the stock options to be exchanged in the offer will depend on the number of shares of common stock subject to Eligible Stock Options surrendered by Eligible Optionees and accepted for exchange. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(C).

The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers, Risk Factors, and The Exchange Offer: Section 1, Eligible Stock Options; Eligible Optionees; Expiration Date; Section 5, Acceptance of Eligible Stock Options; New Stock Options; Section 7, Price Range of Our Common Stock; and Section 8, Source and Amount of Consideration; Terms of New Stock Options, is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 7, Price Range of Our Common Stock, is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
The information set forth under Item 2(a) above and in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference. The Company is both the filing person and the issuer.
ITEM 4. TERMS OF THE TRANSACTION.
(a)	Material Terms.

The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers, and The Exchange Offer: Section 1, Eligible Stock Options; Eligible Optionees; Expiration Date; Section 3, Procedures for Surrendering Eligible Stock Options; Section 4, Withdrawal Rights; Section 5, Acceptance of Eligible Stock Options; New Stock Options; Section 6, Conditions of the Exchange Offer; Section 8, Source and Amount of Consideration; Terms of New Stock Options; Section 9, Information Concerning Us; Financial Information; Section 11, Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer; Section 12, Legal Matters; Regulatory Approvals; Section 13, Material U.S. Federal Income Tax Consequences; and Section 14, Extension of the Exchange Offer; Termination; Amendment, and Schedules A through I, is incorporated herein by reference.

(b)	Purchases.

Members of the Company’s board of directors and its executive officers are not eligible to participate in the offer. The information set forth in the Offer to Exchange under The Exchange Offer: Section 1, Eligible Stock Options; Eligible Optionees; Expiration Date; and Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference. The 2000 Plan (including forms of Notice of Grant of Stock Option and related Stock Option Agreement) filed as Exhibit (d)(1) is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a)	Purposes.

The information set forth in the Offer to Exchange under Summary Term Sheet — Questions and Answers, and The Exchange Offer: Section 2, Purpose of the Exchange Offer, is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 5, Acceptance of Eligible Stock Options; New Stock Options; and Section 11, Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer, is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 1, Eligible Stock Options; Eligible Optionees; Expiration Date, is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a)	Source of Funds.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 8, Source and Amount of Consideration; Terms of New Stock Options; and Section 15, Fees and Expenses, is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 6, Conditions of the Exchange Offer, is incorporated herein by reference. There are no alternative financing arrangements or financing plans for this offer.

(c)	Borrowed Funds.

Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a)	Securities Ownership.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
(a)	Financial Information.

The information set forth in Item 8, Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2009, Part I, Item 1, Financial Statements, of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2010 and the financial information contained in the Offer to Exchange under The Exchange Offer: Section 9, Information Concerning Us; Financial Information; and Section 16, Additional Information, is incorporated herein by reference.

(b)	Pro Forma Information.

Not applicable.

ITEM 11. ADDITIONAL INFORMATION.
(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under Risk Factors, The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities and Section 12, Legal Matters; Regulatory Approvals and Schedules A through I, is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.
ITEM 12. EXHIBITS.
The Exhibit Index attached to this Schedule TO is incorporated herein by reference.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUIKSILVER, INC.
By:	/s/ Joseph Scirocco
Joseph Scirocco
Chief Financial Officer

Date: April 19, 2010

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(A)	Offer to Exchange Certain Stock Options for New Stock Options, dated April 19, 2010.

(a)(1)(B)	E-mail/Letter from Robert B. McKnight, Jr. to Eligible Employees and Consultants, dated April 19, 2010, Regarding Offer to Exchange.

(a)(1)(C)	Form of Election Form.

(a)(1)(D)	Form of Reminder E-mail/Letter to Eligible Employees and Consultants Regarding Expiration Date.

(a)(1)(E)	Form of Confirmation E-mail/Letter to Employees and Consultants who Elect to Participate in the Exchange Offer.

(a)(1)(F)	Annual Report on Form 10-K for the fiscal year ended October 31, 2009 (filed with the Securities and Exchange Commission on January 12, 2010 (SEC File No. 001-14229) and incorporated herein by reference).

(a)(1)(G)	Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2010 (filed with the Securities and Exchange Commission on March 12, 2010 (SEC File No. 001-14229) and incorporated herein by reference).

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Quiksilver, Inc. Amended and Restated 2000 Stock Incentive Plan, as amended through March 26, 2010, together with forms of Notice of Grant of Stock Option and related Stock Option Agreement, (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2010 (SEC File No. 001-14229) and incorporated herein by reference).

(d)(2)	Warrant and Registration Rights Agreement by and among Quiksilver, Inc., Rhône Capital III L.P. and Romolo Holdings C.V., Triton SPV L.P., Triton Onshore SPV L.P., Triton Offshore SPV L.P. and Triton Coinvestment SPV L.P., as the initial warrant holders, dated July 31, 2009 (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 4, 2009 (SEC File No. 001-14229) and incorporated herein by reference).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.